The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

November 1, 2007

Sean Donahue
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Telephone Number: (202) 551-3579
Fax Number: (202)772-9368

Re:         Hague Corp.
Registration Statement on Form SB-2
Filed October 5, 2007
File No. 3-146533

Dear Mr. Donahue,

In response to your comment letter dated October 26, 2007, Hague Corp. (the “Company,” “we,” and “us”) in connection with the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), the Company has the following responses and proposes the following amendments to such Registration Statement:

Risk Factors

1.           Please provide a risk factor addressing the fact that since 1999 Mr. McLeod has been an officer, director, or geologist for over twenty companies most of which have not moved forward with exploration activities, and five of which have changed businesses and completely abandoned exploration activities.

RESPONSE:

In response to your comment above, the Company has drafted the below risk factor disclosure, which the Company plans to include under “Risk Factors” in its amended Registration Statement filing, to be filed shortly after the approval of the below language by yourself and the Staff:

“WE WILL RELY ON OUR PROFESSIONAL GEOSCIENTIST, JAMES W. MCLEOD, IN CONNECTION WITH OUR PLANNED EXPLORATION ACTIVITIES, AND MR. MCLEOD HAS BEEN INVOLVED WITH A LARGE NUMBER OF COMPANIES IN THE PAST, WHICH HAVE FILED REGISTRATION STATEMENTS WITH THE SEC, AND SUBSEQUENTLY NOT MOVED FORWARD WITH EXPLORATION ACTIVITIES, CHANGED THEIR BUSINESS FOCUS, AND/OR ABANDONED THEIR EXPLORATION ACTIVITIES ALL TOGETHER.

We plan to work closely with our Professional Geoscientist, James M. McLeod, in connection with the planned exploration activities on our claims.   Mr. McLeod has been an officer, director and geologist for over twenty (20) companies over the past few years, the majority of which have either not moved forward with exploration activities, changed their business focus and/or completely abandoned exploration activities altogether.  There is a risk that Mr. McLeod will advise us to cease our exploration activities and/or that we will not move forward with our exploration activities in the future.  In the event that we either do not move forward with our exploration activities, that we change our business focus in the future, and/or that we abandon our business activities, you could lose your entire investment in the Company.  We currently plan to continue with our exploration activities as set forth below, and have no current plans to discontinue or abandon our exploration activities at this time.”

                                        Yours very truly,

                                                                                                                                                                                        /s/ John S. Gillies
                                        John S. Gillies
                                        Associate